Exhibit 12.1

149 S. Lexington Ave. Asheville, NC 28801		1333 S. University Drive, Suite 202 Plantation, FL 33324

	SMITHEILERS.COM 561-484-7172	SMITH EILERS, PLLC

July 21, 2021

Gentlemen:

We are acting as counsel to Livewire Ergonomics, Inc. (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, of the Company’s Offering Statement on Form 1-A. The Offering Statement covers up to 125,000,000 shares of common stock at price between $0.02 and $0.05 per share (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1. The Shares have been duly authorized by all necessary corporate action of the Company as the Board has been authorized by the shareholders to increase the authorized as need to accommodate the offering underlying.

2. When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement, and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ William Eilers
William Eilers
Partner

Smith Eilers, PLLC